April 1, 2020

Scott C. Morrison
Chief Financial Officer
Ball Corporation
10 Longs Peak Drive
P.O. Box 5000
Broomfield, Colorado 80021-2510

       Re: Ball Corporation
           Form 10-K for the Year Ended December 31, 2019
           Filed February 19, 2020
           File No. 001-07349

Dear Mr. Morrison:

       We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Year Ended December 31, 2019

Financial Condition, Liquidity and Capital Resources
Cash Flows and Capital Expenditures, page 28

1. Although the header indicates a discussion of cash flows and capital expenditures, we note no discussion of the changes in cash flows from investing and financing activities. Please revise to include detail of the nature of the cash flows in investing and financing activities including changes from year to year.
 Scott C. Morrison
Ball Corporation
April 1, 2020
Page 2
Financial Statements
Notes to the Consolidated Financial Statements
1. Critical and Significant Accounting Policies
Significant Accounting Policies
Inventories, page 45

2. We note your disclosure that inventories are carried at the lower of cost or market. Please tell us how this is consistent with ASC 330-10-35-1B which indicates that inventories should be valued at the lower of cost or net realizable value.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Heather Clark at 202-551-3624 or John Cash at 202-551-3768 with any questions.



FirstName LastNameScott C. Morrison                            Sincerely,
Comapany NameBall Corporation
                                                               Division of
Corporation Finance
April 1, 2020 Page 2                                           Office of
Manufacturing
FirstName LastName